

15046731

PUBLIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED FEB 2 7 2015 WASHINGTON PROCESSING

SEC FILE NUMBER
8- 65464

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2014___ AND ENDING ___12/31/2014___
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: COLCHESTER PARTNERS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

175 FEDERAL STREET
_____
                        (No. and Street)

BOSTON   MA   02210
_____
        (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ERIC ANDREW   (617) 896-0202
                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

YOSHIDA & SOKOLSKI, P.C.
_____
                (Name – if individual, state last, first, middle name)

20 BURLINGTON MALL ROAD, SUITE 322, BURLINGTON, MA   01803
_____
    (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __ERIC ANDREW_____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__COLCHESTER PARTNERS, LLC_____, as
of __DECEMBER 31,_____, 20_14___, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____



_____
Signature

VP | FINOP
_____
Title



_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COLCHESTER PARTNERS, LLC

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2014 AND 2013



Yoshida & Sokolski, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

COLCHESTER PARTNERS, LLC

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2014 AND 2013

COLCHESTER PARTNERS, LLC

TABLE OF CONTENTS

DECEMBER 31, 2014 AND 2013



Yoshida & Sokolski, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Members
Colchester Partners, LLC
Boston, Massachusetts

We have audited the accompanying statements of financial condition of Colchester Partners, LLC, (the "Company") as of December 31, 2014 and 2013, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Colchester Partners, LLC as of December 31, 2014 and 2013, in accordance with accounting principles generally accepted in the United States of America.

February 17, 2015

COLCHESTER PARTNERS, LLC

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2014 AND 2013

	2014	2013
ASSETS		
CURRENT ASSETS		
Cash	$ 691,062	$ 905,592
Accounts receivable	372,893	174,281
TOTAL CURRENT ASSETS	1,063,955	1,079,873
Investments	72	72
Equipment and improvements, net accumulated depreciation of $82,767 and $65,886 for 2014 and 2013	17,687	27,463
Prepaid expenses	36,304	36,304
Advances to related parties	6,400	–
TOTAL ASSETS	$ 1,124,418	$ 1,143,712

LIABILITIES AND MEMBERS' EQUITY

	2014	2013
CURRENT LIABILITIES		
Accounts payable and accrued expenses	$ 15,000	$ 15,000
TOTAL CURRENT LIABILITIES	15,000	15,000
MEMBERS' EQUITY	1,109,418	1,128,712
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 1,124,418	$ 1,143,712

The accompanying notes are an integral part of these financial statements.

NOTE 1   *NATURE OF BUSINESS*

Colchester Partners, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of Financial Industry Regulatory Authority ("FINRA"). The Company is an investment banking and strategic advisory firm organized to serve the needs of investment management organizations and their professionals throughout the United States of America.

NOTE 2   *SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES*

Use of Estimates

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses during the period reported. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all liquid investment instruments with original maturities of ninety days or less to be cash equivalents.

Concentrations of Credit Risk

Financial instruments which potentially subject the Company to significant concentrations of credit risk consist primarily of cash and trade accounts receivables.

The Company places its cash with a financial institution with a high credit rating, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts, and believes it is not exposed to any significant credit risk on cash.

Concentration of credit risk related to trade accounts receivable is limited due to a client base of companies and individuals with high net worth. The Company performs credit evaluations of its clients' financial condition and does not require collateral, since management does not anticipate nonperformance of payment.

NOTE 2   *SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)*

Fair Value

All current assets and current liabilities, because of their short-term nature, are stated at cost or face value, which approximates market value.

Equipment and Improvements

Equipment and improvements are stated at cost. Depreciation and amortization are computed principally using the straight-line method over the estimated economic or useful lives of the applicable assets. Leasehold improvements are amortized over the lesser of the remaining life of the lease or the useful life of the improvements. The cost of maintenance and repairs is charged to expense as incurred.

NOTE 3   *INVESTMENTS*

The investment is in a minority interest of a Limited Liability Company valued at cost.

NOTE 4   *ACCOUNTS RECEIVABLE AND ALLOWANCE FOR DOUBTFUL ACCOUNTS*

The Company's accounts receivable are client obligations due under normal trade terms carried at their face value, less provisions for bad debts. The Company evaluates the carrying amount of its accounts receivable on an ongoing basis and establishes a valuation allowance based on a number of factors, including specific client circumstances, historical rate of write-offs and the past due status of the accounts. At the end of each reporting period, the allowance is reviewed and analyzed for adequacy, and if relevant, is adjusted accordingly. The allowance is increased through a reduction of revenues and/or an increase in bad debt expense. At December 31, 2014 and 2013, management believes no allowance is necessary.

NOTE 5   *COMMITMENTS AND CONTINGENCIES*

The Company's may from time to time become involved in various legal proceedings, litigation and threatened litigation arising in the ordinary course of business. As of the date of these financial statements, there are no legal proceedings or similar matters, which individually or in the aggregate have a material effect on net capital, the financial position, results of operations or cash flows of the company.

NOTE 6   *EQUIPMENT AND IMPROVEMENTS*

Major classes of equipment and improvements consist of the following:

	December 31,	
	2014	2013
Computer equipment	$ 59,933	$ 52,828
Office equipment	13,037	13,037
Furniture and fixtures	27,484	27,484
	100,454	93,349
Less accumulated depreciation	(82,767)	(65,886)
	$ 17,687	$ 27,463

NOTE 7   *SUBSEQUENT EVENTS*

No events occurred subsequent to the balance sheet date that would require adjustment to, or disclosure in the financial statements.

The Company has evaluated subsequent events through February 17, 2015, the date the financial statements were available to be issued.